Press release

Skandia

8 September 2003

Corporate Communications
S-103 50 Stockholm, Sweden
Telephone +46-8-788 10 00
Telefax +46-8-788 23 80
www.skandia.com

Office:
Sveavägen 44

Change to class action lawsuit against American Skandia turned down

On 31 July 2003 Senior Judge Milton Pollack of the United States District Court for the Southern District of New York issued a decision and order in Donovan v. American Skandia Life Assurance Corp. et. al. dismissing the entire case with prejudice.

In a press release on 4 September 2003, Skandia announced that the attorneys for the plaintiffs had filed a Notice of Appeal to the U.S. Court of Appeals for the Second Circuit, and that the plaintiffs had – after making a marginal adjustment to their lawsuit – filed a motion asking Judge Pollack to alter his dismissal ruling.

Judge Pollack has now made a decision on the adjustment of the suit. This, too, has been turned down. Judge Pollack does not feel that the adjustment that the plaintiffs have made to their lawsuit in any way changes his previous ruling that their case is clearly without merit. Their request for a reconsideration has therefore been turned down.

The rejection of the change in the lawsuit does not affect the appeal that has been filed with the U.S. Court of Appeals for the Second Circuit.

As previously disclosed, Skandia Insurance Company Ltd is liable for the outcome of this case as a result of the agreement with Prudential Financial, Inc., concerning the sale of American Skandia.

For further informations, please contact:
Harry Vos, Head of Investor Relations, phone + 46–8 –788 25 00
Gunilla Svensson, press secretary, phone + 46-8-788 25 00

9/22

Press release

Skandia

September 4 2003

Corporate Communications
S-103 50 Stockholm, Sweden
Telephone +46-8-788 10 00
Telefax +46-8-788 23 80
www.skandia.com

Office:
Sveavägen 44

Notice of Appeal Filed in Class Action Lawsuit Against American Skandia

On 31 July 2003, Senior Judge Milton Pollack of the United States District Court for the Southern District of New York issued a decision and order in *Donovan v. American Skandia Life Assurance Corp. et al* dismissing the entire case with prejudice.

The attorneys for the plaintiffs have now filed a Notice of Appeal to the U.S. Court of Appeals for the Second Circuit. Additionally, the plaintiffs have filed a motion before Judge Pollack which essentially asks Judge Pollack to alter his ruling. Skandia and American Skandia will contest the appeal and the motion.

The lawsuit purports to represent a class of investors who purchased American Skandia variable annuity products for the purpose of funding a "qualified" (i.e. tax-deferred) retirement account.

> "We believe and have repeatedly stated that the plaintiffs' claims are without legal merit. This opinion was confirmed by Judge Pollack in July in dismissing the case with prejudice. The appeal does not in any respect alter our view on the case." says Jan-Mikael Bexhed, Skandia's General Counsel.

As previously disclosed Skandia Insurance Company Ltd is liable for the outcome of this case as a result of the agreement with Prudential Financial, Inc. concerning the sale of American Skandia.

For further information, please contact:
Jan-Mikael Bexhed, EVP and General Counsel, phone, + 46- 8 – 788 25 00
Harry Vos, Investor Relations, phone, + 46 – 8 – 788 25 00